REINHOLD INDUSTRIES, INC.
                           12827 EAST IMPERIAL HWY
                      SANTA FE SPRINGS, CALIFORNIA 90670

                      INFORMATION STATEMENT PURSUANT TO
                       SECTION 14 (F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER


            This Information Statement is being mailed on May 19, 1999 by Reinhold Industries, Inc. ("Reinhold" or the "Company") pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder to the holders of record of the Company's Class A common stock, par value $.01 per share (the "Class A Common Stock") and the Company's Class B common stock, par value $.01 per share (the "Class B Common Stock"). You are receiving this Information Statement in connection with the contemplated election of certain persons to a majority of the seats on the Company's Board of Directors (the "Board") in connection with the Stock Purchase Agreement between Reinhold Enterprises, Inc. ("REI") and Keene Creditors Trust, the holder or all of the Class B Common Stock (the "Trust"), dated May 18, 1999 (the "Stock Purchase Agreement") (See "Sale of Shares; Appointment of New Directors"). You are urged to read this Information Statement carefully. You are not, however, required to take any action.



                  BOARD OF DIRECTORS AND EXECUTIVE OFFICERS


GENERAL

            The outstanding voting securities of the Company as of May 14, 1999 consisted of 978,956 shares of Class A Common Stock and 1,020,000 shares of Class B Common Stock. On that date, all of the Class B Common Stock was held by the Trust. The Company's Certificate of Incorporation provides that shares of Class B Common Stock will be converted into shares of Class A Common Stock upon a transfer of those shares by the Trust to an unrelated third party. Class A Common Stock and Class B Common Stock are substantially similar, except as to voting rights as described below. The holders of Class A Common Stock, voting as a class, are entitled to elect one director of the Company, and the holders of Class B Common Stock, voting as a class, are entitled to elect two directors of the Company until such time as the number of shares of Class B Common Stock represents less than 25% of the aggregate number of shares of Common Stock then outstanding, in which event the holders of Class A Common Stock, voting as a class, are entitled to elect two directors of the Company, and the holders of Class B Common Stock, voting as a class, are entitled to elect one director. If all of the shares of Class B Common Stock shall have been converted to Class A Common Stock as set forth in the Company's Certificate of Incorporation, the holders of Class A Common Stock, voting as a class, will be entitled to elect all of the directors of the Company. Each share of Class A Common Stock and Class B Common Stock is entitled to one vote per share. The Board currently consists of three members, and there are currently no vacancies. Each director holds office until the next annual meeting and until such director's successor is elected and qualified or until such director's earlier resignation or removal.

PLAN OF REORGANIZATION

            On July 31, 1996 (the Effective Date"), Keene Corporation ("Keene") consummated its plan of reorganization under the Bankruptcy Code (the "Plan") and emerged from bankruptcy. On the Effective Date, Reinhold was merged into and with Keene, with Keene becoming the surviving corporation. Pursuant to the merger, all of the issued and outstanding capital stock of Reinhold was canceled. Keene, as the surviving corporation of the merger, was renamed Reinhold. On the Effective Date, Reinhold issued 1,998,956 shares of Common Stock, of which 1,020,000 shares of Class B Common Stock were issued to the Trust, which was established to administer asbestos claims against Keene. The remaining 978,956 shares of Class A Common Stock were issued to Keene's former stockholders. All of Keene's previously outstanding Common Stock was canceled.

SALE OF SHARES BY THE TRUST; APPOINTMENT OF NEW DIRECTORS

            Pursuant to the Stock Purchase Agreement, at a closing scheduled to occur on May 21, 1999, or at such other time as shall be mutually agreed by the Trust and REI, the Trust will sell 997,475 shares of Class B Common Stock owned by it to certain purchasers designated by REI at a purchase price of $9.00 per share. These shares represent approximately 49.9% of the outstanding common stock of the Company. Pursuant to the Company's Certificate of Incorporation, upon consummation of the sale of the shares to the Purchasers, all of the outstanding shares of Class B Common Stock will automatically be converted into shares of Class A Common Stock, and at the next meeting of the stockholders of the Company called for that purpose, the holders of the Class A Common Stock, voting as a class, will be entitled to elect all of the directors of the Company.

            The purchasers designated by REI are Massachusetts Mutual Life Insurance Company, MassMutual High Yield Partners II LLC, MassMutual
Corporate Value Partners Limited, Ralph R. Whitney, Jr., Glenn Scolnik, Forrest E. Crisman, Jr., Andrew McNally, IV and Ward S. McNally (collectively, the "Purchasers"). Messrs. Whitney, Scolnik, Crisman, A. McNally and
W. McNally, are directors and/or officers of Hammond, Kennedy, Whitney & Company, Inc., a private equity firm ("HKW"). It is contemplated that each Purchaser will pay for the shares using his or its own available funds.

            The Stock Purchase Agreement provides that it is a condition to the closing of the sale of the shares that Lawrence H. Diamond and Robert B. Steinberg, the members of the Board of Directors elected by the Trust (as the sole holder of Class B Common Stock), shall resign as directors. Subsequently (and, in any event no earlier than ten days after this Information Statement has been mailed to the stockholders of the Company), it is contemplated that Ralph
R. Whitney, Jr. and Andrew McNally IV will be appointed by the remaining director, Michael T. Furry, as successor directors, following which the Board of Directors will consist of: Michael T. Furry, Ralph R. Whitney, Jr., and Andrew McNally IV.

DIRECTOR

            MICHAEL T. FURRY. Mr. Furry, age 61, is President and Chief Executive Officer of Reinhold. Mr. Furry has served as President of Reinhold since June 1986 and became President of the Reorganized Company on the Effective Date. Mr. Furry had been a Director of Keene since April 1990. From April 1976 to June 1986, Mr. Furry was Vice President and General Manager of the composites division of Reynolds & Taylor, Inc. Mr. Furry is a member of the audit committee.

NOMINEES FOR DIRECTORS

             RALPH R. WHITNEY, JR. Mr. Whitney, age 64, served as President and CEO of HKW from 1993 to 1998. From 1998 to the present he has been Chairman of HKW. He also serves as a director for RELM Wireless Corp., Baldwin Technology Company, Inc., IFR Systems, Inc., Selas Corporation of America,
Dura Automotive Systems, Inc., and First Technology PLC. Mr. Whitney also served as CEO and a director of Holbrook-Patterson, Inc. which filed a petition for relief under Chapter 11 of the Federal Bankruptcy Code on July 24, 1998.

             ANDREW MCNALLY IV. Mr. McNally, age 59, is retired Chairman and Chief Executive Officer of Rand McNally & Company, a publishing and map making company. Mr. McNally was Chairman and Chief Executive Officer from 1993 to 1997 and President and Chief Executive Officer from 1978 to 1993 of Rand McNally & Company. In addition, Mr. McNally is a Managing Director of HKW. He also holds three directorships within the Morgan Stanley Funds complex, as well as directorships for Borg Warner Security Corporation, Hubbell Incorporated and Zenith Electronics Corporation.

OTHER EXECUTIVE OFFICER

            BRETT R. MEINSEN.   Mr. Meinsen, age 39, became Vice President -
Finance and Administration, Secretary and Treasurer of Reinhold in June
1997. Prior to coming to Reinhold, Mr. Meinsen worked from 1986 until January 1997 as the Director of Finance and Administration, Manager of Financial Analysis, and a senior financial analyst at Philips Medical Systems.

COMPENSATION OF DIRECTORS

            During 1998, the Board of Directors of Reinhold met four times for regular meetings and there were six special meetings. Each non-employee director received $1,000.00 for each regular or special meeting of the Board he attended and will receive $1,000.00 for each such regular or special meeting in 1999.
In addition, each non-employee director also receives annual compensation of $12,000.00 per year, paid quarterly, as a retainer for being a director.

            Reinhold has standing Audit and Compensation Committees of the Board. The Audit Committee and the Compensation Committee met once. The non-employee directors who are members of the Audit and Compensation Committees receive $1,000.00 for each meeting attended on a day during which the Board did not meet for a regular meeting and will receive $1,000.00 for each such meeting in 1999.

            The Audit Committee reviews and recommends to the Board the engagement of the independent auditors of the Company, reviews with the auditors their work and fees, and reviews accounting policies and practices and internal accounting controls of the Company.

            The Compensation Committee reviews and recommends to the Board the compensation proposed to be paid to officers and key employees of Reinhold, including base salaries, stock options and management incentive compensation.

            The Board does not have a Nominating Committee and as a whole performs the functions normally performed by a Nominating Committee.

               VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

            The following table sets forth information regarding the beneficial ownership of Reinhold Common Stock, either Class A or Class B, by the only person known by Reinhold to be a beneficial owner of 5% or more of Reinhold's issued and outstanding Common Stock as of March 5, 1999. By virtue of the fact that it owns 51% of the outstanding Common Stock of Reinhold and appointed two members to the Board, the Trust may be deemed to be a controlling person of Reinhold.


                                                             Percentage of
                                    Amount and Nature of     Issued and
Name and Address of                 Beneficial Ownership of  Outstanding
Beneficial Owner                    Reinhold Common Stock    Common Stock
-------------------------------------------------------------------------------
Keene Creditors Trust                    1,020,000                51%
The Chancery                              Class B
190 Willis Avenue
Mineola, NY  11501


            The following table sets forth information regarding the Beneficial Owners of 5% or more of Reinhold's issued and outstanding Common Stock that will result upon completion of the transaction described in the section entitled "Sale of Shares; Appointment of New Directors".


                                                             Percentage of
                                    Amount and Nature of     Issued and
Name and Address of                 Beneficial Ownership of  Outstanding
Beneficial Owner                    Reinhold Common Stock    Common Stock
-------------------------------------------------------------------------------
Massachusetts Mutual Life                   314,205                15.7%
Insurance Company                           Class A
1295 State St.
Springfield, Massachusetts 01111

MassMutual High Yield Partners II           314,204                15.7%
LLC                                         Class A
1295 State St.
Springfield, Massachusetts 01111

MassMutual Corporate Value                  119,697                 6%
Partners Limited                            Class A
1295 State St.
Springfield, Massachusetts 01111


COMMON STOCK OWNERSHIP OF MANAGEMENT

            The following table presents information regarding beneficial ownership of Reinhold Common Stock by each member of or nominee to the Board of Directors, executive officers, and by all such directors and officers of Reinhold as a group, as of May 17, 1999.


                                                             Percentage of
                                    Amount and Nature of     Issued and
Name of Beneficial Owner            Beneficial Ownership of  Outstanding
                                    Reinhold Class A Common  Common Stock on
                                    Stock                    May 17, 1999 <F1>
-------------------------------------------------------------------------------
Michael T. Furry                            11,115           <F2>

Ralph R. Whitney, Jr.                      45,476<F3>              2.3%

Andrew McNally IV                         61,336<F4>               3.1%

Brett R. Meinsen                             1,000           <F2>

All directors and officers of               118,927                 6%
Reinhold as a group (4 persons
including those named above)

-------------------------

<F1>
For the purposes of this table, the issued and outstanding Common Stock of Reinhold has been calculated for each individual on the basis of all shares of Common Stock issued and outstanding (excluding treasury shares) on May 14, 1999.
<F2>
The percentage of shares owned does not exceed 1% of the issued and outstanding Common Stock.
<F3>
This figure includes 43,476 shares to be acquired in trust at the closing of the stock purchase transaction as of May 21, 1999, or at such other time as shall mutually be agreed by the Trust and REI.
<F4>
This figure represents shares to be acquired at the closing of the stock purchase transaction as of May 21, 1999, or at such other time as shall mutually be agreed by the Trust and REI.


SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

            Based solely on its review of Forms 3, 4 and 5 received by the Company, or written representations from certain reporting persons that no Forms 5 were required for such persons, the Company believes that, during the fiscal year ended December 31, 1998, the Company's officers, directors and 10% shareholders satisfied all filing requirements under Section 16(a) of the Securities Exchange Act of 1934.

                          COMPENSATION OF MANAGEMENT


            The following table sets forth a summary of the compensation paid to the Chief Executive Officer and the Vice President - Finance and Administration of the Company for services rendered in all capacities to the Company for the fiscal years ended December 31, 1998, 1997 and 1996. No executive officers of the Company other than the Chief Executive Officer and the Vice President - Finance and Administration were paid an annual salary (together with any bonus) in excess of $100,000 in such fiscal years for services rendered to the Company.


SUMMARY COMPENSATION TABLE


                                    ANNUAL COMP.               LONG TERM
COMP.

                                                               Securities
                                                     Other     Under-    All
                                                     Annual    lying/    other
Name and Principal   Fiscal               Mgmt.      Compen-   Options   Compen-
Position             Year      Salary     Incentive  sation    SARS      sation
--------------------------------------------------------------------------------
Michael T. Furry:    1998      $225,000   $48,000    --        --        --
President and Chief
Executive            1997      $225,000   $47,800    --        --        --
Officer<F1>

                     1996      $195,833   --         --        --        --

Brett R. Meinsen:    1998      $100,000   $20,860    --        --        --
Vice President
Finance and          1997      $ 50,385   $12,000    --        --        --
Administration<F2>
                     1996      --         --         --        --        --
-----------------------

<F1>
Mr. Furry became President and Chief Executive Officer of the Company as of the Effective Date.
<F2>
Mr. Meinsen became Vice President - Finance and Administration on June 30, 1997.

AGGREGATE OPTION EXERCISES IN THE LAST FISCAL YEAR AND FISCAL YEAR END OPTIONS

            The following table sets forth the number of options exercised and redeemed and the realized value upon exercise and redemption by the named executive officers during the fiscal year ended December 31, 1998 and the value of outstanding options held by each executive officer as of December 31, 1998.


                                               No. of           Value of
                                               Securities       Unexercised
                                               Underlying       In-the-Money
                                               Unexercised      Options at
                       No. Shares              Options at       Fiscal Year-end
                       Acquired    Value       Fiscal Year-end  Exercisable/
Name                   on Exercise Realized    Exercisable/     Unexercisable
                                               Unexercisable
--------------------------------------------------------------------------------
Michael T. Furry            --           --          0/0<F1>          0/0<F1>

Brett R. Meinsen            --           --          0/0<F1>          0/0<F1>

------------------------

<F1>
No stock options or SAR's have been issued under the Reinhold Stock Incentive Plan.

EMPLOYMENT AGREEMENT

            An employment agreement with Michael T. Furry, as the Company's President and Chief Executive Officer, was entered into on July 31, 1996 and provides for employment by the Company for a period of five years commencing on the Effective Date. The employment agreement was amended as of October 30, 1998 to provide for a base salary of $236,000 per year, and a 5% increase on October 30, 2000 and on every second year following the year 2000 during the term of the employment agreement. The employment agreement provides for participation in the Management Incentive Compensation Plan, Reinhold Industries, Inc. Retirement Plan, and Reinhold Stock Incentive Plan. It also provides Mr. Furry with life insurance with a face value of $200,000.


MANAGEMENT INCENTIVE COMPENSATION PLAN

            As a result of the Plan of Reorganization, Reinhold adopted the Management Incentive Compensation Plan for the Reinhold staff, under which awards may be made to officers and other key salaried employees of Reinhold. Pools of award money are developed in accordance with the earnings of Reinhold and will be limited to 15% of Reinhold's pre-tax earnings each year. Distribution of awards to eligible employees will be dependent upon the individual employee's achievement during a fiscal year, as measured against predetermined specific objectives for that employee in such fiscal year. Payments will be made in January of each year with respect to the previous year's award.

RETIREMENT PLAN

            Reinhold presently maintains a non-contributory retirement plan (the "Retirement Plan") in which all salaried employees and certain hourly employees participate. The Retirement Plan provides an annual normal retirement benefit at or after age 65 for a participant equal to the greater of (a) the participants' accrued benefit as of December 31, 1988, based on the plan in effect at that time; (b) the product of (x) the sum of 1.3% of the participant's annual average compensation for the five highest consecutive years of employment during the most recent ten calendar years of employment and 0.65% of such compensation in excess of the average of the "Social Security Taxable Wage Base" in each year during the 35-year period prior to the participant's retirement age under the social security law multiplied by (y) his years of service credit (to a maximum of 25) in the Retirement Plan; or (c) the accrued benefit as of December 31, 1993, plus a benefit based on (b) above and service after December 31, 1993, with total service not in excess of 25 years. Certain maximum benefit limitations are incorporated in the Retirement Plan. The Retirement Plan permits a participant who has attained age 55 and completed 10 years of service to elect to receive an actuarially reduced early retirement benefit and provides for payment of benefits if certain participants become permanently disabled. A participant's accrued pension benefit becomes 100% vested on the date on which the participant completes five years of service. Death benefits are payable to the surviving spouse of a fully or partially vested participant who dies before payment of benefits has commenced.

            The following table presents information regarding estimated annual benefits payable upon normal retirement classified by remuneration and years of service under the Reinhold Industries, Inc. Retirement Plan in which all salaried employees and certain hourly employees participate:


Average
Compensation at
Retirement                       Years of Service at Retirement

                      5            10           15           20      25 or more
--------------------------------------------------------------------------------
   $50,000<F1>     $3,863       $7,727      $11,590      $15,543      $19,317

   75,000<F1>       6,301       12,602       18,903       25,203       31,504

  100,000<F1>       8,738       17,477       26,215       34,953       43,692

  150,000<F1>      13,613       27,227       40,840       54,453       68,067

  160,000<F1>      14,588       29,177       43,765       58,353       72,942
   or more

---------------------

<F1>
In accordance with Internal Revenue Service Regulations, the maximum allowable compensation permitted in computing a benefit under the Retirement Plan is $160,000 for 1998. However, employees will receive the greater of the benefit outlined above or the accrued benefit as of December 31, 1993, which was based on compensation in excess of $150,000 plus a benefit based on service after December 31, 1993 and the final average compensation based on the $150,000 limit.

            Remuneration covered by the Retirement Plan in a particular year includes that year's base salary, overtime pay and commissions but excludes compensation received in that year under the Management Incentive Compensation Plan in excess of 50% of the participant's annual basic pay rate as of the December 3 1of the preceding calendar year. The 1998 remuneration covered by the Retirement Plan for each participant therefore includes management incentive compensation (up to such 50% ceiling) paid during 1998 in respect of 1997 awards.

            For each of the following persons, the credited years of service under the Retirement Plan, as of December 31, 1998, and the remuneration received during 1998 covered by the Retirement Plan, were, respectively, as follows: Mr. Furry, 13 years and $160,000; Mr. Meinsen 1 year and $50,122.

STOCK INCENTIVE PLAN

GENERAL DESCRIPTION

            As of the Effective Date, the Company established the Reinhold Stock Incentive Plan for key employees. The Reinhold Stock Incentive Plan permits the grant of stock options, stock appreciation rights and restricted stock. The total number of shares of stock subject to issuance under the Reinhold Stock Incentive Plan may not exceed 100,000. The maximum number of shares of stock with respect to which options or stock appreciation rights may be granted to any eligible employee during the term of the Reinhold Stock Incentive Plan may not exceed 10,000. The shares to be delivered under the Reinhold Stock Incentive Plan may consist of authorized but unissued stock or treasury stock, not reserved for any other purpose.

            The exercise price of the options is established at the discretion of a Committee of the Board of Directors (the "Committee"), provided that it may not be less than the estimated fair value at the time of grant. The Reinhold Stock Incentive Plan provides that the options are exercisable based on vesting schedules, provided that in no event shall such option vest more rapidly than 33 1/3% annually. The options expire no later than ten years from the date of grant.

            The Committee, in its discretion, in connection with grant of an option, may grant to the optionee Stock Appreciation Rights (SARs). A SAR will entitle the holder of the related option, upon exercise of the Stock Appreciation Right, to surrender such option, and receive payment of an amount determined by multiplying (i) the excess of the fair market value of a share of stock on the date of exercise of such SAR over the purchase price of a share of stock under the related option, by (ii) the number of shares as to which the SARs has been exercised.

            The Committee may grant shares of restricted stock to eligible employees and in such amounts as it shall determine in its sole discretion.

            No options, SARs or restricted stock have been granted under the Reinhold Stock Incentive Plan.

GRANTS TO EMPLOYEES UNDER THE REINHOLD STOCK INCENTIVE PLAN

            STOCK OPTIONS. The Compensation Committee can grant employees stock options at an option exercise price not less than the fair market value of a share on the date of grant. To exercise an option, an employee would pay the option price in cash, or if permitted by the Committee, by delivering shares of Reinhold Class A Common Stock already owned by the employee that have a fair market value equal to the option price.

            The term of each option is fixed by the Committee provided that no option may be exercisable for more than 10 years after the date on which it becomes exercisable. The Committee will determine the time or times at which each option granted to an employee may be exercised as well as other terms and conditions applicable to the option. Such options may be made exercisable in installments, and the exercisability of options may be accelerated by the Committee.

            STOCK APPRECIATION RIGHTS. A SAR will entitle the holder of the related option, upon exercise of the Stock Appreciation Right, to surrender such option, and receive payment of an amount determined by multiplying (i) the excess of the fair market value of a share of stock on the date of exercise of such SAR over the purchase price of a share of stock under the related option, by (ii) the number of shares as to which the SARs has been exercised.

            A Stock Appreciation Right will be exercisable at such time or times and only to the extent that a related option is exercisable, and will not be transferable except to the extent that such related option may be transferable. A Stock Appreciation Right granted in connection with an incentive stock option shall be exercisable only if the fair market value of a share of stock on the date of exercise exceeds the purchase price of a share of stock specified in the related option.

            Upon the exercise of a Stock Appreciation Right, the related option shall be canceled to the extent of the number of shares of Stock as to which the Stock Appreciation Right is exercised, and upon the exercise of an option granted in connection with a Stock Appreciation Right, the Stock Appreciation Right shall be canceled to the extent of the number of shares of stock as to which the option is exercised or surrendered.

            RESTRICTED STOCK. The Committee at any time and from time to time, may grant shares of Restricted Stock under the Reinhold Stock Incentive Plan to such Eligible Employees and in such amounts as it shall determine in its sole discretion. Each grant of Restricted Stock shall be made pursuant to a written agreement which shall contain such restrictions, terms and conditions as the Committee may determine in its discretion. Restrictions upon shares of Restricted Stock shall lapse at such time or times and on such terms and conditions as the Committee may determine; provided, however, that in no event shall such restrictions on vesting lapse at a rate more rapidly, on an annual basis, than 33 1/3% of the number of shares such Restricted Stock subject to such grant beginning on the first anniversary date following the grant of such Restricted Stock.

            TERMINATION OF EMPLOYMENT. Unless otherwise determined by the Committee, in the event of termination of employment by reason of retirement, long term disability or death, any option may thereafter be exercised in full for a period of three years (or such shorter period as the Committee shall determine at grant), subject in each case to the stated term of the option. In the event of termination of employment for any reason other than retirement, disability or death, unless otherwise determined by the Committee, any outstanding options held by the terminated employee will be canceled. The Committee may permit an employee whose employment terminates for any such other reason up to three years following termination to exercise an option.

            CHANGE IN CONTROL PROVISIONS. The Reinhold Stock Incentive Plan provides that, except as provided below, in the event of a "Change in Control" (as defined in the Reinhold Stock Incentive Plan), the Committee, either at the time Employee Options or shares of Restricted Stock are granted or, if so provided in the applicable Option Agreement or Restricted Stock grant, at any time thereafter, shall [have the authority to] accelerate in whole or in part the exercisability of Employee Options and/or the last day of the period of restriction upon a Change in Control. The Option Agreements and Restricted Stock grants approved by the Committee may contain provisions whereby, in the event of a Change in Control, the acceleration of the exercisability of Employee Options and/or the last day of the period of restriction may be automatic or may be subject to the discretion of the Committee or may depend upon whether the Change in Control shall be approved by a majority of the members of the Board or such other criteria as the Committee may specify. Nothing herein shall obligate the Committee to take any action upon a Change in Control.